Exhibit 21.1

SUBSIDIARIES OF SPLUNK INC.

Name	Jurisdiction

Splunk Services Cayman Ltd.	Cayman Islands
Splunk Services Germany GMBH	Germany
Splunk Services Hong Kong Limited	Australia
Splunk Services Hong Kong Limited	Hong Kong
Splunk Services LLC	Delaware
Splunk Services Singapore Pte. Ltd.	Singapore
Splunk Services UK Limited	United Kingdom